Exhibit 99.1

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

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WITHDRAWAL OF THE RESOLUTIONS NUMBERED 4 TO 6 FOR THE ANNUAL GENERAL MEETING TO BE HELD ON MAY 29, 2023

References are made to the circular (the “Circular”) dated April 25, 2023, of OneConnect Financial Technology Co., Ltd. (the “Company”), the notice of annual general meeting of the Company dated April 25, 2023 (the “Original Notice”) and the form of proxy of the Company (the “Original Proxy Form”) for the annual general meeting to be held on Monday, May 29, 2023 (the “AGM”). Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular, the Original Notice, and the Original Proxy Form.

WITHDRAWAL OF RESOLUTIONS NO. 4 TO NO. 6 FOR THE AGM

As disclosed in the Circular, it is proposed that ordinary resolutions No. 4 to No. 6 will be proposed at the AGM for the approval of the proposed granting of general mandates to issue Shares and repurchase Shares (ordinary resolutions No. 4 to No. 6 stipulated in the Circular, the Original Notice and the Original Proxy Form, the “Proposed Resolutions”).

Upon further discussion and deliberation among the Directors, the Company has no immediate plan to issue any Shares or repurchase any Shares pursuant thereto. Therefore, it is decided that the Proposed Resolutions will be withdrawn from voting at the AGM. Accordingly, the Board hereby announces that ordinary resolutions No. 4 to No. 6 in respect of the proposed granting of general mandates to issue shares and repurchase shares as set out in the Circular and the Original Proxy Form both despatched to the Shareholders on April 25, 2023 will be withdrawn and will not be put forward for consideration and approval by the Shareholders at the AGM. The sequence of the other resolutions and matters in relation to the AGM will remain unchanged.

Save as disclosed in this announcement, all information and contents as set out in the Circular, the Original Notice, and the Original Proxy Form remain unchanged. No revised documents will be despatched to the Shareholders. The revised notice of the AGM (the “Revised Notice”) and the revised form of proxy of the AGM (the “Revised Proxy Form”) which has withdrawn the Proposed Resolutions are published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://irhk.ocft.com).

A Shareholder who has already lodged the Original Proxy Form in accordance with the instructions printed thereon with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (“Computershare”) should note the following:

(i)	If no Revised Proxy Form is lodged with Computershare, the Original Proxy Form will be treated as a valid form of proxy lodged by the Shareholder if correctly completed. The proxy appointed under the Original Proxy Form will be entitled to vote in his or her discretion on any resolution properly put to the AGM, except that no vote will be conducted or counted by the Company for the Proposed Resolutions.

(ii)	If the Revised Proxy Form is lodged with Computershare in accordance with the instructions printed thereon by no later than 2:30 p.m., Hong Kong time, on Saturday, May 27, 2023, the Revised Proxy Form will revoke and supersede the Original Proxy Form previously lodged by the Shareholder. The Revised Proxy Form will be treated as a valid form of proxy lodged by the Shareholder if correctly completed.

(iii)	If the Revised Proxy Form is lodged with Computershare after 2:30 p.m., Hong Kong time, on Saturday, May 27, 2023, the Revised Proxy Form will be deemed invalid. It will not revoke the Original Proxy Form previously lodged by the Shareholder. The Original Proxy Form will be treated as a valid form of proxy lodged by the Shareholder if correctly completed. The proxy appointed under the Original Proxy Form will be entitled to vote in his or her discretion on any resolution properly put to the AGM, except that no vote will be conducted or counted by the Company for the Proposed Resolutions.

(iv)	Completion and return of the Original Proxy Form and/or Revised Proxy Form will not preclude a Shareholder from attending in person and voting at the AGM or any adjournment thereof should he/she so wish.

By Order of the Board of OneConnect Financial Technology Co., Ltd.

/s/ Chongfeng Shen
Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, May 12, 2023